Exhibit 12.1
NEW SOURCE ENERGY PARTNERS L.P.
RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2011	2012	2013	2014
	($ in thousands)
EARNINGS:
Income (loss) before income taxes	$9,425	$4,905	$14,496	$(42,075)
Add:
Fixed charges	3,735	3,202	4,078	5,041
Capitalized interest	—	—	—	—
Earnings (loss)	$13,160	$8,107	$18,574	$(37,034)

FIXED CHARGES:
Interest expense	$3,735	$3,202	$4,078	$5,041
Fixed Charges	$3,735	$3,202	$4,078	$5,041

RATIO OF EARNINGS TO FIXED CHARGES	3.52	2.53	4.55	(A)

(A)    Earnings for the year ended December 31, 2014 were insufficient to cover fixed charges by approximately $42.1 million, primarily due to noncash impairment charges of $59.0 million on goodwill and certain intangible assets.